January 24, 2013

VIA EDGAR

Christian Windsor, Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Jacksonville Bancorp, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed January 10, 2013

File No. 000-30248

Dear Mr. Windsor:

Jacksonville Bancorp, Inc. (the “Company”) received your letter to the undersigned dated January 18, 2013. Simultaneously with the submission of this letter, we are filing Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”).

This letter, together with the Amended Proxy Statement, responds to the comments in your letter dated January 18, 2013. This letter repeats the comments from your letter of January 18, 2013, together with responses on behalf of the Company.

Preliminary Proxy Statement on Schedule 14A

General

1.	Please revise the proxy statement to include financial statements under Item 13 of Schedule 14A. Alternatively, provide the Staff with your legal and factual analysis supporting your conclusion that audited financial statements are not required. Please consider Note A to Schedule 14A, Item 11 and 13 for the private placement and the conversion.

We have provided the financial statements and the other information under Item 13 that is applicable to the Company, as a smaller reporting company, in the Amended Proxy Statement. See pages 50-51 of the Amended Proxy Statement and Appendices J, K, L, M, N and O thereto.

2.	Add a section that discusses the pro forma effects of the transactions, including (1) the impact of the private placement and the conversion into voting common stock and non-voting common stock for the quarter ended September 30, 2012 and the year ended December 31, 2011 and (2) your regulatory and other capital ratios on an “as reported” basis and pro forma for the transactions.

We have provided the requested disclosure in the Amended Proxy Statement. See pages 50-51 of the Amended Proxy Statement.

Questions and Answers

3.	Include disclosure in this section that provides the exact amounts of the dilutive effect on earnings per share and the book value per share of your voting common stock. In addition, revise to include the percentage by which existing shareholders’ ownership will decrease.

We have provided the requested disclosure in the Amended Proxy Statement. See pages 5-6 and 27-29 of the Amended Proxy Statement.

What is the voting recommendation of the Board, page 6

4.	Please identify in this section, and again in Proposal 2, the directors and executive officers who participated in the offering and quantify the equity compensation they will receive, as interpreted by NASDAQ Rule 5635, as a result of the conversion.

We have provided the requested disclosure in the Amended Proxy Statement. See pages 6-7 and 17 of the Amended Proxy Statement.

5.	Add a cross reference to the section entitled “Interests of Certain Persons” on page 43.

We have provided the requested cross reference in the Amended Proxy Statement. See page 7 of the Amended Proxy Statement.

Proposal 1

Purpose of the Amendment, page 7

6.

Revise your disclosure to include the description of the 19 investors that was provided in your current report on Form 8-K filed January 3, 2013. In addition, confirm whether, any of the investors other than CapGen will beneficially own more than 5% of your outstanding voting common stock as a result of the conversion. If so, please revise the proxy statement throughout to identify such persons and add them to the revised table on page 44. In addition, amend your current report on Form 8-K filed January 3, 2013 to disclose the identities of such persons.

We have provided the requested disclosure in the Amended Proxy Statement. See pages 8, 9, 13, 21 and 47-49 of the Amended Proxy Statement. We have also amended the Company’s current report on Form 8-K originally filed on January 3, 2013 to reflect the investors expected to beneficially own more than 5% of the Company’s outstanding voting common stock as a result of the conversion.

Security Ownership of Certain Beneficial Owners and Management, page 44

7.	Revise to present the common stock and Series A Preferred Stock in the same table. Add columns showing the amount of common stock that the beneficial owners will hold after the conversion and their percentages of ownership if the proposals are approved.

We have combined the beneficial ownership tables and have provided the requested disclosure in the Amended Proxy Statement. See pages 47-49 of the Amended Proxy Statement. As discussed, we have provided two post-conversion calculations: one that reflects the voting power of the beneficial owners immediately following the conversion of the Series A Preferred Stock (showing ownership of voting common stock), and another that reflects the aggregate economic ownership of the beneficial owners immediately following the conversion (showing ownership of both voting common stock and nonvoting common stock). As noted in the table, the shares of nonvoting common stock issued in the conversion of the Series A Preferred Stock will remain nonvoting shares so long as they are held by such owners, and will only convert into shares of voting common stock upon a “permitted transfer” by the respective holders, as more fully discussed in the Amended Proxy Statement.

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the staff for its attention to the Company’s filing and for its assistance in processing this filing. Any questions concerning this letter may be directed to the undersigned at (904) 421-3051.

Very truly yours,

/s/ Valerie A. Kendall

Valerie A. Kendall
Chief Financial Officer
Jacksonville Bancorp, Inc.